EXHIBIT 7.1

Calculation of ratio of earnings to fixed charges	$ million
	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before income from equity investees	2,061	(1,480)	22,198	26,317	41,564
Total fixed charges	3,508	2,495	2,113	1,710	1,712
Distributed income from equity investees	3,820	4,627	6,902	7,117	10,573
Interest capitalised	(725)	(839)	(757)	(762)	(567)
Total earnings	8,664	4,803	30,456	34,382	53,282
Interest expensed and capitalised	2,736	1,795	1,522	1,412	1,461
Interest within rental expense	772	700	591	298	251
Total fixed charges	3,508	2,495	2,113	1,710	1,712
Ratio of earnings to fixed charges	2.47	1.93	14.41	20.11	31.12

For the purposes of the table above, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases)

E1        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016